UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                            to

Commission File Number: 0-16182

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Axsys Technologies, Inc. 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

Axsys Technologies, Inc.

175 Capital Boulevard, Suite 103

Rocky Hill, CT 06067

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

Statements of Net Assets Available for Plan Benefits as of December 31, 2007 and 2006

Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2007

Notes to Financial Statements

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

2

AXSYS TECHNOLOGIES, INC.  401(k) RETIREMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2007 AND 2006

(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM THEREON)

AXSYS TECHNOLOGIES, INC.

401(k) RETIREMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2007 AND 2006

Report of Independent Registered Public Accounting Firm

Plan Investment Committee

Axsys Technologies, Inc. 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for plan benefits of Axsys Technologies, Inc. 401(k) Retirement Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Axsys Technologies, Inc. 401(k) Retirement Plan at December 31, 2007 and 2006, and the changes in its net assets available for plan benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ UHY LLP

Hartford, Connecticut
June 18, 2008

AXSYS TECHNOLOGIES, INC.

401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 2007 and 2006

	2007	2006
ASSETS
Investments, at fair value:
Registered investment companies	$35,762,572	$29,524,700
Common/collective trust fund	4,563,283	4,494,834
Axsys Technologies, Inc. common stock	3,668,977	1,930,091
Loans to participants	1,884,494	1,677,172
	45,879,326	37,626,797
Contributions receivable:
Employees	—	106,964
Employer	389,920	304,286
	389,920	411,250

Total Assets	46,269,246	38,038,047

LIABILITIES

Refundable excess contributions	55,807	95,174

Net assets available for benefits at fair value	46,213,439	37,942,873

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	49,592	45,176
Net assets available for plan benefits	$46,263,031	$37,988,049

See accompanying notes.

AXSYS TECHNOLOGIES, INC.

401(k) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

For the Year Ended December 31, 2007

Additions
Investment income:
Net appreciation in fair value of investments	$2,996,743
Interest and dividends	2,575,790
5,572,533

Contributions:
Participants	2,931,700
Employer:
Cash	1,348,047
Axsys Technologies, Inc. common stock	94,815
Rollovers	238,649
4,613,211
Total additions	10,185,744

Deductions
Benefit payments	1,870,466
Administrative expenses	40,296
Total deductions	1,910,762
Net increase	8,274,982

Net assets available for benefits at beginning of year	37,988,049
Net assets available for benefits at end of year	$46,263,031

See accompanying notes.

AXSYS TECHNOLOGIES, INC.

401 (k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2007 and 2006

Note A – Plan Description

The following brief description of the Axsys Technologies, Inc. 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only and reflects the Plan’s provisions as of the date of the financial statements.  Participants should refer to the Plan documents for more complete information on the Plan’s provisions.

General

Axsys Technologies, Inc. (the “Company” and “Plan Sponsor”) has maintained the Plan, which qualifies under Sections 401(a) and 401(k) of the Internal Revenue Code (the “Code”), since April 1, 1985.  The Plan is a defined contribution plan, established for the purpose of enabling eligible employees to enhance their long-range financial security through regular savings with the benefit of Company matching contributions.

Participation

All employees who are not members of collective bargaining groups and who are 21 years of age or older are eligible to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Background

The Company has adopted The CORPORATE plan for Retirement Prototype Basic Plan Document (the “Fidelity Plan”), sponsored by Fidelity Management Trust Company (“Fidelity”) and has appointed Fidelity as trustee of a separate trust established pursuant to the Fidelity Plan.  Fidelity is the trustee of all Plan assets other than the guaranteed interest accounts under the New England Life Insurance Company annuity contracts (the “Insurance Contracts”), which comprised part of the Axsys Stable Value Fund along with certain other investments held in the trust.  On June 30, 2006, the Insurance Contracts reached maturity and were transferred from the Axsys Stable Value Fund to the Fidelity Managed Income Portfolio Fund. Once all assets attributable to the Insurance Contracts were transferred to the Fidelity trust, Stephen W. Bershad and David A. Almeida no longer served as co-trustees of the Insurance Contract trust, making Fidelity the sole trustee of all Plan assets.

Although the Plan assets were held in two separate trusts prior to June 30, 2006, the Plan is a “single plan” as described in Treasury Regulation Section 1.414(1)-1(b)(1) and all assets, including those that were formerly held in the Insurance Contract trust and the Fidelity trust, were available to pay benefits to participants and beneficiaries of the Plan.

On April 13, 2007, the Company purchased substantially all of the assets of Cineflex, LLC (“Cineflex”). Cineflex was a privately held manufacturer of high-precision gyro-stabilized aerial camera systems. The Company approved an amendment to the Plan to give Cineflex employees who were employees as of April 13, 2007 credit for their prior service with Cineflex for purposes of determining vesting and eligibility in the Plan.  The directors of the Company also approved an amendment to the Plan to provide Cineflex employees who had satisfied the Plan’s requirements participation in the Plan as of April 13, 2007.

On November 30, 2007, the Company sold its Distributed Products business.  The Company approved an amendment to the Plan to give employees of the Distributed Products business who were participants in the Plan and who were employees as of November 30, 2007 full vesting of all employer contributions.

AXSYS TECHNOLOGIES, INC.

401(K) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2007 and 2006

Note A – Plan Description (continued)

Contributions

Participating employees may elect to defer a portion of their eligible compensation and contribute it to the Plan on a pre-tax basis.  Allowable contributions under the Plan may range from 1% to 60% of eligible compensation, subject to IRS contribution limits.  The maximum contribution to the Plan was $15,500 in 2007 and $15,000 in 2006.  The Company matched 100% of the first 3% and 50% of the next 2% of eligible compensation that a participant contributed on a pre-tax basis, for a maximum of 4% during 2007 and 2006.  Employer contributions include 3,739 shares of the Company’s common stock in 2007, with a fair value of $94,815.

Participant Accounts

All participant contributions and Company matching contributions are invested at the participant’s direction in the investment funds offered by the Plan and selected by the participant. However, the Company common stock may only be obtained by the participant through the Company match. At their discretion, participants may elect to have all or a portion of their total Company match contributions funded in Company common stock. Effective January 1, 2007, participants are eligible to diversify all or a portion of their account balances in Company common stock, subject to normal Plan provisions regarding asset diversification. Plan earnings are allocated based on participant earnings or account balances, as defined by the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits

Employees participating in the Plan are eligible to receive a benefit upon their normal retirement date, early retirement date, or disability retirement date equal to the vested amount in their individual accounts.  Participant contributions and related investment returns are 100% vested.  Employer matching contributions and related investment returns vest as follows:

Completed Years of Service	Percentage Vested
Less than 1	0%
1	25%
2	50%
3	75%
4	100%

Participant Loans

Participants are eligible to borrow from their vested accounts in accordance with the Plan provisions.  The maximum amount of any loan is the lesser of (a) $50,000 and (b) one-half of the participant’s vested balance.  Loans are not made for less than $1,000.  Only one loan can be received per plan year and no more than two loans may be outstanding at any one time.  All loans must be repaid by payroll deductions within five years, except those loans used for the purchase of a principal residence, which must be repaid within ten years.  Participant loans are charged interest at the prime rate.

AXSYS TECHNOLOGIES, INC.

401(K) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2007 and 2006

Note A – Plan Description (continued)

Forfeited Accounts

Any forfeiture of nonvested portions of the Company’s contribution account balance is first utilized to offset administrative expenses, with any remaining amounts to be used to reduce future employer contributions to the Plan.

Forfeitures totaling approximately $300 at December 31, 2007 and $8,000 at December 31, 2006 were available to reduce employer administrative expenses and future employer contributions. In addition, approximately $24,000 in forfeitures was credited to the Plan during 2007 and approximately $32,000 of total available forfeitures was used to reduce employer administrative expenses and employer contributions.

Note B – Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that can affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are made as directed by the Plan’s participants.  Investments in collective trust funds are valued at the net asset value as determined using the estimated fair value of the investments in the respective funds on the last day of the Plan year. The estimated fair value of the investment in the Fidelity Managed Income Portfolio Fund is then adjusted to contract value in the adjustment from fair value to contract value line item on the Statement of Net Assets Available for Plan Benefits.  All other investments are valued at fair value, which equals the quoted market price on December 31, 2007 and 2006 using share values of the funds as reported by Fidelity Investments Institutional Services, Inc., the custodian of the Plan.

Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.

Recently Issued Accounting Standard

In September 2006, the FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 157, “Fair Value Measurements,” (“SFAS 157”).  This statement is effective as of the beginning of our fiscal 2008.SFAS 157 provides a common fair value hierarchy for companies to follow in determining fair value measurements in the preparation of financial statements and expands disclosure requirements relating to how fair value measurements were developed. SFAS 157 clarifies the principal that fair value should be based on the assumptions that the marketplace would use when pricing an asset or liability, rather than company specific data.  The Company is currently assessing the impact that SFAS 157 will have on the Plan.

AXSYS TECHNOLOGIES, INC.

401(K) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2007 and 2006

Note B – Summary of Accounting Policies (continued)

In January  2006, the Plan adopted the provisions of FASB Staff Position (“FSP”) AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, with respect to fully benefit-responsive investment contracts held by the Fidelity Managed Income Portfolio Fund (the “Fund”), which is provided as a core investment option to participants in the Plan.  As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. As also provided for by the FSP, the fully benefit-responsive investment contracts are included at fair value in the investments of the Plan and are adjusted to contract value in the statements of net assets available for Plan benefits.

Payment of Benefits

Benefits are recorded when paid.

Note C - Investments

The following investments represent 5% or more of the Plan’s net assets:

	December 31,
	2007	2006

Fidelity Diversified International Fund	$4,872,318	$4,106,978
Fidelity Blue Chip Growth Fund	4,832,904	4,393,617
Fidelity Managed Income Portfolio	4,563,283	4,494,834
Fidelity Balanced Fund	4,496,311	4,284,269
Fidelity Growth Company Fund	4,335,977	3,284,662
Axsys Technologies, Inc. Common Stock	3,668,977	1,930,091
Fidelity Freedom 2020 Fund	3,081,009	2,222,882

The Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value for the year ended December 31, 2007 as follows:

Investment in registered investment companies (Mutual Funds)	$971,505
Axsys Technologies, Inc. common stock	2,025,238
$2,996,743

The investment objectives of the funds which comprise the common/collective trust are to preserve principal investment while earning interest income. These funds pursue this investment objective by investing primarily in a diversified portfolio that may include investment contracts issued by insurance companies and other financial institutions, fixed income securities and money market funds to provide daily liquidity. Other investment contracts are purchased in conjunction with an investment by the portfolio in fixed income securities, which may include, but are not limited to, U.S. Treasury and agency bonds, corporate bonds, mortgage-backed securities, asset-backed securities and bond funds. The Axsys Stable Value Fund had investments in guaranteed investment contracts. No valuation reserves were established to adjust contract amounts since there was no concern with the credit worthiness of the contract issuer, New England Life Insurance Company. The guaranteed investment contracts expired on June 30, 2006 and the balances were transferred to the Fidelity Managed Income Portfolio Fund.

AXSYS TECHNOLOGIES, INC.

401(K) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2007 and 2006

Note C – Investments (continued)

The fund is exposed to credit risk in the event of nonperformance by the entities with whom the contracts are placed; however, Fidelity seeks to minimize credit risk through diversification among an approved group of issuers. For the Plan year ended December 31, 2007, the average yield was 4.82% and the credit interest rate to the fund was 4.40%.

Note D – Administrative Expenses

Costs of establishing and administrating the Plan, such as legal fees, consulting fees, audit fees, and salaries and fringe benefits of Company personnel, have been paid by the Company and, accordingly, are not included as administrative expenses of the Plan. Expenses that are included in the financial statements represent participant account maintenance fees, loan setup and maintenance fees charged against accounts of participants with outstanding loan balances and account withdrawal fees charged against accounts of participants who receive a distribution from the Plan.

Note E – Reconciliation between Financial Statements and Form 5500

The following is a reconciliation of the net assets available for plan benefits per the financial statements at December 31, 2007 and 2006 to the Plan’s Form 5500:

	December 31,
	2007	2006

Net assets available for plan benefits per the financial statements	$46,263,031	$37,988,049

Amounts allocated to withdrawing participants	(1,964)	(160,889)

Refundable excess contributions	55,807	95,174

Adjustment to contract value for fully benefit-responsive investment contracts	(49,592)	(45,176)
Net assets available for plan benefits per the Form 5500	$46,267,282	$37,877,158

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31, 2007, to Form 5500:

Net increase in net assets available for benefits	$8,274,982

Change in amounts allocated to withdrawing participants from beginning of year to end of year	158,925

Change in refundable excess contributions from beginning of the year to end of year	(39,367)

Change in adjustment from fair value to contract value from the beginning of the year to end of year	(4,416)
Net increase in net assets per Form 5500	$8,390,124

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to year end, but not yet paid as of that date. In addition, for those plan years ending after December 15, 2006, Form 5500 requires investment contracts to be reported at fair value. Refundable excess contributions were made by employees during 2007 and refunded in 2008.

AXSYS TECHNOLOGIES, INC.

401(K) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2007 and 2006

Note F – Related Party Transactions

Certain Plan investments are shares in registered investment companies managed by Fidelity.  Fidelity is the Trustee as defined by the Plan and, therefore, these transactions qualified as party-in-interest transactions.

Note G – Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service dated October 9, 2003 stating that the form of the plan is qualified under Section 401 of the Code, and, therefore, the related trust is tax exempt.  In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible and has chosen to rely on the current IRS prototype plan opinion letter.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan has been amended since receiving the opinion letter. However, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Note H - Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

Note I - Plan Termination

While the Company has not expressed any intention to discontinue the Plan, it is free to do so subject to the provisions of ERISA.  No such termination, however, shall permit the Plan’s assets to be used for any purpose other than the exclusive benefit of the participating employees.  In the event of Plan termination, participants will become 100% vested in their accounts.

Note J – Subsequent Events

Effective January 1, 2008, the Plan adopted the safe-harbor provision which will apply to all nonelective employer contributions made subsequent to the adoption date. All safe-harbor nonelective employer contributions and related investment returns will vest as follows:

Completed Years of Service	Percentage Vested
Less than 1	100%
1	100%

Employer matching contributions made prior to the January 1, 2008 safe-harbor adoption vest in accordance to the original schedule as described in Note A of this annual report.

AXSYS TECHNOLOGIES, INC.

401 (K) RETIREMENT PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

PLAN SPONSOR EIN 11-1962029

PLAN #010

December 31, 2007

		(c)
	(b)	Description of Investment,		(e)
	Identity of Issue, Borrower, Lessor,	Including Number of Shares or	(d)	Current
(a)	or Similar Party	Maturity Date and Rate of Interest	Cost	Value

*	Fidelity Diversified International Fund	122,113 shares	**	$4,872,318

*	Fidelity Blue Chip Growth Fund	109,689 shares	**	4,832,904

*	Fidelity Managed Income Portfolio Fund	4,612,875 shares	**	4,563,283

*	Fidelity Balanced Fund	229,287 shares	**	4,496,311

*	Fidelity Growth Company Fund	52,253 shares	**	4,335,977

	Axsys Technologies, Inc. Common Stock	100,101 shares	**	3,668,977

*	Fidelity Freedom 2020 Fund	194,877 shares	**	3,081,009

*	Fidelity Investment Grade Bond Fund	296,306 shares	**	2,130,437

	Spartan US Equity Index Fund	37,855 shares	**	1,964,670

*	Fidelity Stock Selector Fund	55,001 shares	**	1,622,529

*	Fidelity Freedom 2030 Fund	96,875 shares	**	1,600,378

	Wells Fargo Advantage Smallcap Fund	46,477 shares	**	1,367,350

*	Fidelity Freedom 2010 Fund	83,936 shares	**	1,243,937

*	Fidelity Equity Income II Fund	50,247 shares	**	1,154,672

*	Fidelity Freedom 2015	45,291 shares	**	564,775

*	Fidelity Freedom 2040	57,429 shares	**	558,788

*	Fidelity Freedom 2025	40,147 shares	**	529,132

	MSI Small Company Growth Fund	38,753 shares	**	480,152

*	Fidelity Freedom 2035	31,607 shares	**	432,387

	Allianze CCM Midcap Fund	5,625 shares	**	155,075

	ABF Largecap Value Fund	5,724 shares	**	128,161

*	Fidelity Freedom 2050	8,501 shares	**	97,167

*	Fidelity Freedom Income Fund	7,835 shares	**	89,706

*	Fidelity Freedom 2045	956 shares	**	10,850

*	Fidelity Freedom 2000	560 shares	**	6,929

*	Retirement Money Market	6,920 shares	**	6,920

*	Fidelity Freedom 2005	3 shares	**	38

*	Participant loans	Bear interest rates ranging from 4.00% to 9.50% with varying maturity dates	**	1,884,494
	Total			$45,879,326

* Indicated party-in-interest to the Plan.
** This information is not required by ERISA or the Department of Labor to be reported for participant directed investment.

EXHIBITS

(a)          Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Axsys Technologies, Inc. 401(k) Retirement Plan
(Plan Name)

DATE:	June 20, 2008	/s/ Stephen W. Bershad
Stephen W. Bershad
Chief Executive Officer

DATE:	June 20, 2008	/s/ David A. Almeida
David A. Almeida
Executive Vice President, Chief Financial Officer and Treasurer